Filed by National Commerce Financial Corporation pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed under Rule 14a-12 under the Securities Exchange Act of 1934, as amended
Subject Company: National Commerce Financial Corporation Exchange Act File Number of Subject Company: 0-6094

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between SunTrust Banks, Inc. ("SunTrust") and National Commerce Financial Corporation ("NCF"), including future financial and operating results, SunTrust's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of SunTrust's and NCF's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of SunTrust and NCF stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause SunTrust's and NCF's results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Reports on Form 10-K of SunTrust and NCF, and in the Quarterly Reports on Form 10-Q of SunTrust and NCF filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's internet site (http://www.sec.gov). The forward-looking statements in this filing speak only as of the date of the filing, and neither SunTrust nor NCF assumes any obligation to update the forward-looking statements or to update the reasons why actual results could differ from those contained in the forward-looking statements.

Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about SunTrust and NCF, without charge, at the Securities and Exchange Commission's internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to SunTrust Banks, Inc., 303 Peachtree St., N.E., Atlanta, Georgia 30308; Attention: Investor Relations; or National Commerce Financial Corporation, One Commerce Square, Memphis, Tennessee, 38159; Attention: Investor Relations.

The respective directors and executive officers of SunTrust and NCF and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding SunTrust's directors and executive officers is available in the proxy statement filed with the Securities and Exchange Commission by SunTrust on March 2, 2004, and information regarding NCF's directors and executive officers is available in the proxy statement filed with the Securities and Exchange Commission by NCF on March 17, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

MEMORANDUM

TO:	All Associates

FROM:	Bill Reed

DATE:	May 9, 2004

I am pleased to announce that on Friday, May 7, the NCF Board of Directors approved our merger with SunTrust. We are thrilled to be part of such an outstanding organization – it means great things for all of us, and for our customers and shareholders.

This is the single most important event in our history: with this merger, NCF becomes part of the seventh largest bank holding company in the United States. But our merger is not about size: it's about our growing with an organization that shares our culture of employee empowerment and superior customer service. Like NCF, SunTrust's regional banking model keeps decision-making local, enabling bankers to stay in tune with and responsive to customers' needs. SunTrust also is keenly oriented to providing customers with great service at every contact: they share our passion for delivering the "ultimate customer experience."

The combined company will have more than $148 billion in assets, 1,723 branches, 2,725 ATMs, and 33,000 associates. SunTrust's new footprint will encompass the Southeast, including the most desirable markets in the nation, from the District of Columbia to Florida, which will positively impact the Company's performance.

Customers will have access to a deeper and broader array of products and services in a larger geographic footprint. They'll continue to see the benefits of our merger as we couple the strengths of SunTrust with the high entrepreneurial energy of NCF, with a sustained focus on retail growth, community banking, operating efficiency, loan quality, and continued investment in de novo opportunities. Again, because there is little overlap between our footprints, our customers will continue to do business with the people they know and trust.

From the shareholders' perspective, we expect that going forward, the performance measured by our key drivers combined with a high quality workforce and product mix will equate to higher growth rates. Now as a member of a larger organization, you have improved opportunities for personal and professional growth.

With more than a thousand job openings currently available in all areas of SunTrust, your ability to move up, or laterally if you choose, is greatly improved. As you would expect, SunTrust offers a competitive benefits package that you will be hearing much more about later.

From a community service standpoint, SunTrust has earned a reputation for being an outstanding corporate citizen. Their commitment to community development programs, diversity and volunteerism mirrors that of NCF, and they have pledged to continue our current community support at equal or greater levels in the future.

In making the decision to merge with SunTrust, we considered all of the above factors and concluded that our future as a merged company is indeed, very bright. This is a combination of two fantastic franchises with some unique and some common strengths. You should take pride in being part of an equally high-performing, yet much larger company.

The attached information includes a Q&A, fact sheet and other background information that will help answer your questions and those of your associates and customers. I know that there will be other questions that come up as we go through the process of merging with SunTrust. We will answer these openly and honestly, and will keep you informed as we begin our transition.

I hope you share my enthusiasm regarding our new venture, and in becoming part of the SunTrust team.

Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about SunTrust and NCF, without charge, at the Securities and Exchange Commission's internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to SunTrust Banks, Inc., 303 Peachtree St., N.E., Atlanta, Georgia 30308; Attention: Investor Relations; or National Commerce Financial Corporation, One Commerce Square, Memphis, Tennessee, 38159; Attention: Investor Relations. The respective directors and executive officers of SunTrust and NCF and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding SunTrust's directors and executive officers is available in the proxy statement filed with the Securities and Exchange Commission by SunTrust on March 2, 2004, and information regarding NCF's directors and executive officers is available in the proxy statement filed with the Securities and Exchange Commission by NCF on March 17, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

Questions and Answers - Associates

Who is SunTrust?

SunTrust Banks, Inc., with assets of $125.2 billion at March 31, 2003, and is one the nation's largest and strongest financial holding companies Based in Atlanta, SunTrust holds leading market positions in some of the highest growth markets in the United States.

Vital Statistics as of 12/31/03:

•	1,207 Branches

•	2,233 ATMS

•	27,800 Employees

•	Footprint: Alabama, Florida, Georgia, Maryland, South Carolina, Tennessee, Virginia and the District of Columbia

•	Ticker symbol: NYSE: STI

When will the merger be complete?
The proposed merger is subject to shareholder and regulatory approval, but we are targeting the fourth quarter of 2004.

Why did we do this now?
Quite simply, the opportunity and the timing were right, creating a great new organization that has a corporate culture that values associates and their individual contributions. The new SunTrust will combine the best of both organizations: a superb geographic footprint; focused customer service orientation; consistent performance; and a drive to become an even better company.

We share a great deal of common ground, and all of our constituents, from our associates, customers, communities and shareholders, will benefit as we combine our strengths.

What happens now?
It's important to keep in mind that the merger was just announced today, and we will be conducting a formal, comprehensive merger integration process that begins immediately. Within the next few weeks, a series of teams will be formed including individuals from major business lines and key support functions from both organizations. They will work together to identify all issues that need to be addressed to ensure a smooth transition and, importantly, to ensure post-merger success. As part of this process we are committed to full and frequent communication, especially with any units or any individuals directly affected by merger developments.

How will NCF fit into the SunTrust organizational structure of groups, regions, etc?
That is one of the key questions that will be answered through the merger integration process. That said, we can assume that under SunTrust's operating model, NCF's local management structure will remain largely intact.

Will any positions be eliminated?
With all acquisitions, there are some job reductions. The good news is that both companies are growing and there are thousands of job openings, some in your market and some in other regions. There also is very little overlap between our markets so the impact on branches will be minimal. If branches are in fact closed, we expect there to be other positions and opportunities for branch associates at nearby branches and possibly even in other markets.

Will we close any of our branches?
There is very little overlap between branches, but there will be some consolidation as a result of this transaction—nothing material, however.

When will we know which branches will be affected?
As the integration plan is put in place, management will communicate as much as possible as soon as it's known. Some decisions will be made sooner, some later. But all decisions will be made and acted upon by fourth quarter, when the merger is expected to be complete.

What does this merger mean for associates?
In general, little will change for most associates although, over time, associates from both companies can expect to benefit from the expanded career opportunities that come from being part of a bigger, more successful institution. We expect the majority of NCF's associates will remain with the combined company in their current positions. We do not anticipate any branch-based job reductions.

In time, as in any merger, there inevitably will be merger-related job eliminations as we pursue consolidations in various back office and administrative areas, although we expect that some of this reduction will be achieved through attrition. It is premature to speculate about individual jobs or functions at this time since those decisions have not been made. A full communication program covering the entire range of Human Resources issues - job status, compensation, benefits, policies and procedures - is planned for NCF associates.

What about customers?
NCF customers will notice few, if any changes, other than the increased convenience of more branches and ATMs in our expanded footprint. Over time, we can expect possible product and/or service capability enhancements as we leverage our respective strengths. Our customers will benefit from the convenience of more nearby branches and ATMs as well as the convenience of SunTrust locations in other states. Plus, as a larger institution, we can offer access to a wider range of products and services, such as in the securities and investment-related area. SunTrust, in concert with NCF, will be developing an aggressive retention effort that will work with NCF customers throughout the transition and insure that they remain satisfied, profitable customers. We plan on immediate and extensive customer communication so there will be no surprises.

Will there be a systems conversion?
Yes. NCF systems will convert to SunTrust systems. SunTrust just completed a massive systems upgrade that should benefit us and our customers in many ways after the merger is complete. The systems conversion is tentatively targeted for early 2005.

Will the names of the banks change?
Yes. All of the branches will become SunTrust branches, which has tremendous brand recognition in the markets in which SunTrust currently operates. Remember that though the name will change, our customers will continue to do business with the people they know, and have the additional benefit of having access to a much larger network of branches and services. The name change will be phased in after the merger is complete.

What impact will this have on our Wal-Mart strategy?
We do not anticipate any problems, and plan to open branches in Florida and Georgia as previously announced.

What will happen to Project Independence?
Project Independence brought many great ideas to light, and it will continue. Some of the initiatives have begun to bear fruit and we certainly want to sustain the momentum and culture that so many people have worked to create. With several months of the project under our belts, we feel comfortable continuing the process without the assistance of an outside consultant.

I thought Project Independence was meant to keep NCF independent. What happened?
Project Independence was meant to give us control over our destiny, which it has. The goal was to put NCF in a position of strength, which would benefit NCF if we chose to remain independent, or would enable us to make the right choice at the time when a strategic decision was required.

Our board has always considered viable options as they emerged. In evaluating these options, they consider the long-term benefits to our customers, associates and shareholders. At this stage in our growth, the opportunity presented itself to merge with SunTrust at this time, and the board determined that this merger was in the best interest of our associates, customers and shareholders.

What will happen to my shares in Share NCF?
If you purchased shares prior to May 10, you should follow the procedures for registering your shares with Nelda Haines. In addition, shares already in the program will vest immediately under our Change of Control Policy, and will convert to shares of SunTrust at the agreed upon exchange ratio.

What can we expect from our Change of Control policy?
Our merger is considered to be change of control, and our plan will be implemented as individual circumstances apply.

What can I do to make this merger successful?
Focus on the job at hand. As always, we want to continue to drive revenues, improve efficiencies and identify new opportunities in our marketplace. In addition, remember that change means individual opportunities: be willing to explore new ways of doing your job, keep an open mind, and be alert to ways that you can contribute to making our merger a success.

And most important, assure your customers and clients that any change will be for the better. Our goal remains to ensure that customers always have the ultimate experience when they call on us for any of their financial services.

What do I do next?
Until the close of the merger in the fourth quarter, you will remain an associate of NCF and covered under the NCF benefits plan.

Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about SunTrust and NCF, without charge, at the Securities and Exchange Commission's internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to SunTrust Banks, Inc., 303 Peachtree St., N.E., Atlanta, Georgia 30308; Attention: Investor Relations; or National Commerce Financial Corporation, One Commerce Square, Memphis, Tennessee, 38159; Attention: Investor Relations. The respective directors and executive officers of SunTrust and NCF and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding SunTrust's directors and executive officers is available in the proxy statement filed with the Securities and Exchange Commission by SunTrust on March 2, 2004, and information regarding NCF's directors and executive officers is available in the proxy statement filed with the Securities and Exchange Commission by NCF on March 17, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

Questions and Answers — NCF Customers

Who is SunTrust?

SunTrust Banks, Inc., with assets of $125.4 billion (Dec. 2003), is one of the Nation's largest and strongest financial services companies. Through its subsidiary, SunTrust Bank, the Company provides the full range of banking services to retail, business and institutional clients. SunTrust also has mortgage banking, credit-related insurance, asset management, brokerage and capital market services.

SunTrust's 1,201 retail branches and 2,225 ATMs are located in Alabama, Florida, Georgia, Maryland, South Carolina, Tennessee, Virginia and the District of Columbia. In addition, SunTrust provides customers with a full range of technology-based services including Internet, PC and Telephone Banking.

Why did you decide to join with SunTrust?

We have been remarkably successful for more than 100 years, but as customer needs continue to expand we believe we can better serve our customers, communities, and shareholders by joining with SunTrust.

SunTrust is a wonderful partner in that we share similar philosophies and values, including the belief that local decision making keeps bankers in tune with and responsive to customer needs. Furthermore, SunTrust offers a wider array of services and more locations across a much larger geographic area. SunTrust has also consistently delivered outstanding returns for shareholders. The time and partner were right for us.

What will happen to my branch?

There is very little branch overlap between our two banks. We expect any branch consolidations to be limited.

Will the people in the branches change?

Because we have so little overlap in branch locations with SunTrust, we expect our branch personnel to stay the same. You will continue to bank as you normally do with the same friendly, knowledgeable bankers that you know today.

May I use SunTrust Branches to transact business with my accounts?

Not at this time. We will begin work immediately to change our systems to allow you to transact business at any of the SunTrust branches in the near future. We will communicate this new convenience when it is available to you.

Will my accounts change?

In the short term, nothing is changing. We expect the majority of changes to focus on the introduction of significantly enhanced financial solutions that provide an even more satisfying customer experience. Please continue to use your existing checks, deposit slips and payment slips as normal. If changes do occur, we will contact you with more information in advance.

A very positive and immediate change...effective May 15, 2004 you can use your ATM card, check card and credit card to get cash from any of the 2,225 SunTrust ATMs...with no ATM usage charges!

What about the interest rate on my loans and CDs? Will there be any changes?

The interest rate and terms will stay the same on your loans. Fixed-rate CDs will have the same rate and term until maturity. You can make a decision about reinvestment then. Variable rate CDs, loans and credit lines, as always, can change rates at any time according to your account agreement.

Do I need to do anything different regarding my loan payments?

Please continue to make payments just as you do now.

Will the FDIC insurance on my deposits be the same?

Yes. Your accounts will continue to be insured up to the maximum amount allowed by law.

When will the merger be effective?

There is no firm date as yet. The merger is subject to shareholder and regulatory approval, among other conditions, and is expected to close in the fourth quarter. However, we want to move at the appropriate speed to bring the benefits of this merger to you as quickly as possible.

Will the name of the bank change?

Yes, the name will change to SunTrust (with the exception of our Wal-Mart Money Center and El Banco Nuestra Communidad locations). We are merging with one of the nation's premier bank holding companies, and their reputation for service is as strong as ours. Though the name will change, the people you know will still be here. As part of SunTrust, you will have access to a wider array of products and services, and many more locations to serve you (1723 branches and 2725 ATMs).

Thank you for your business!

Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about SunTrust and NCF, without charge, at the Securities and Exchange Commission's internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to SunTrust Banks, Inc., 303 Peachtree St., N.E., Atlanta, Georgia 30308; Attention: Investor Relations; or National Commerce Financial Corporation, One Commerce Square, Memphis, Tennessee, 38159; Attention: Investor Relations. The respective directors and executive officers of SunTrust and NCF and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding SunTrust's directors and executive officers is available in the proxy statement filed with the Securities and Exchange Commission by SunTrust on March 2, 2004, and information regarding NCF's directors and executive officers is available in the proxy statement filed with the Securities and Exchange Commission by NCF on March 17, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

COMMUNICATION PACKAGE

TO BE E-MAILED
MONDAY MORNING

Instructions:

Please meet with your staff Monday morning to announce the merger with SunTrust. Use the attached material as background to address any questions they may have.

Please contact your direct supervisor if you have any questions.

May 9, 2004

The STI/NCF Merger: Management Talking Points

To provide some additional perspective on this morning's announcement that SunTrust plans to merge with National Commerce Financial:

•	This is a very positive development from the perspective of both NCF and SunTrust. Collectively, we assume the position as the leading Southeast financial services franchise; in fact, we now believe we have the best banking franchise in the best markets in the United States.

•	This merger is a good thing – in various ways – for virtually all key NCF constituencies:

Shareholders stand to benefit from merger-driven earnings growth that, we hope, will have a positive impact on our stock price;

Associates will have expanded career opportunities;

Customers will have additional locations and more convenience, and, over time, the prospect of possible product and service enhancements;

Communities will benefit from the resources and economic impact that come from our being a larger organization.

•	With our merger, we will not turn into a national "mega-bank." Our commitment to high-growth geographic markets, and to a customer-driven, locally focused operating model, is unchanged. In fact, one of the things that made SunTrust attractive to us is that they have a similar focus.

•	We have complementary footprints, which means very little overlap between our markets. If any branches are consolidated, and there will likely be some, associates will have jobs at other branches. With familiar people in place in our branches, the impact on customer will be minimal, and we expect a very smooth transition.

•	The broad strategic, business and financial merits are clear, there are many legitimate questions — organizational, operational, business, people and other matters — that we just don't yet have detailed answers.

•	There will be a formal, comprehensive merger integration process that begins immediately. Within the next few weeks, a series of teams will be formed including individuals from major business lines and key support functions from both organizations. They will work together to identify all issues that need to be addressed to ensure a smooth transition and, importantly, to ensure post-merger success. As part of this process we are committed to full and frequent communication, especially with any units or any individuals directly affected by merger developments.

•	We expect the majority of NCF's associates will remain with the combined company in their current positions. We do not anticipate any job reductions in the retail or commercial banking areas, or financial enterprises/subsidiaries. In time, as in any merger, there inevitably will be merger-related job eliminations as we pursue consolidations in various back office and administrative areas, although we expect that some of this reduction will be achieved through attrition. It is premature to speculate about individual jobs or functions at this time since those decisions have not been made.

•	A full communication program covering the entire range of Human Resources issues — job status, compensation, benefits, policies and procedures — is planned for NCF associates.

This merger represents a great opportunity — be supportive, enthusiastic and let your customers know that this is a great move for all parties involved.

Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/

prospectus, as well as other filings containing information about SunTrust and NCF, without charge, at the Securities and Exchange Commission's internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to SunTrust Banks, Inc., 303 Peachtree St., N.E., Atlanta, Georgia 30308; Attention: Investor Relations; or National Commerce Financial Corporation, One Commerce Square, Memphis, Tennessee, 38159; Attention: Investor Relations. The respective directors and executive officers of SunTrust and NCF and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding SunTrust's directors and executive officers is available in the proxy statement filed with the Securities and Exchange Commission by SunTrust on March 2, 2004, and information regarding NCF's directors and executive officers is available in the proxy statement filed with the Securities and Exchange Commission by NCF on March 17, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.